EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

Six Months Ended
June 30, 2005
Net income from continuing operations, less preferred dividends	$56,644
Preferred dividends	23,240

Minority interest in earnings of common unitholders	5,773
Interest expense	70,835
Earnings before fixed charges	$156,492

Interest expense	$70,835
Interest costs capitalized	3,554
Total fixed charges	$74,389

Preferred dividends	23,240
Total fixed charges and preferred dividends	$97,629

Ratio of earnings to fixed charges	2.10

Ratio of earnings to combined fixed charges and preferred dividends	1.60